FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 5 January 2005


                                File no. 0-17630


                        CRH - H2 2004 Development Update



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: H2 2004 Development Update announcement dated 5 January 2005






Development Strategy Update

5 January 2005


CRH ANNOUNCES FURTHER DEVELOPMENT INITIATIVES TOTALLING EURO 309 MILLION


CRH plc, the international building materials group, today announces 25 development initiatives totalling euro 309 million (including capital expenditure of euro 66 million on six large projects) undertaken during the second half of 2004. These initiatives bring total development spend for 2004 to slightly over euro 1 billion.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"2004 has been another strong year for CRH from a development perspective with total spend exceeding euro 1 billion. The acquisitions and development capital projects announced today are geared towards building leadership positions across the building materials industry with the objective of delivering organic and acquisitive growth and increasing shareholder value."


The principal initiatives contained in this Development Strategy Update are as follows:

Europe Materials : three projects totalling euro 19 million

Acquisition of an aggregates business in Finland, purchase of a producer of aerated concrete in Poland and a major capital project in Switzerland.

Europe Products & Distribution : six deals totalling euro 109 million

Buyout of a concrete products business in the Netherlands and purchase of a leading manufacturer of concrete products in Belgium; acquisition of an insulation business in the United Kingdom and a metal-based construction accessories supplier in the Netherlands; significant expansion of the Distribution Group's builders merchanting activities in the Netherlands together with further investment in a regional builders merchant in France.

Americas Materials : six projects totalling euro 111 million

The New York/New Jersey Division acquired a major quarry in northeastern New Jersey and a sand and gravel pit in New York State. The West Division made an initial entry into southern Oregon and expanded its operations in northwestern Iowa. The Central Division bought out a joint venture in Ohio and initiated a capital project to greenfield a quarry and manufacturing facilities in Pennsylvania.

Americas Products & Distribution : ten projects totalling euro 70 million

Two acquisitions in the Architectural Products Group in Florida and Alabama combined with the construction of three large pallet paver plants in Arizona, Pennsylvania and Maryland and the relocation of existing activities in Illinois; purchase by the Precast Group of two businesses serving the states of Texas, Arkansas, Georgia and South Carolina; acquisition by the Glass Group of a New York-based glass fabricator; purchase of a distributor of roofing and siding products by the Distribution Group.


Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony          Chief Executive
Myles Lee              Finance Director
Maeve Carton           Group Controller


Europe Materials : euro 19 million

The Europe Materials Division acquired two businesses in Finland and Poland in the latter six months of 2004 at a total cost of euro 4 million. Annual incremental sales amount to euro 4 million. In addition, the Division has commenced a major capital project in Switzerland at a total projected cost of euro 15 million.

Finland

With the objective of enhancing production efficiency and realising medium-term savings in transportation costs, Lohja Rudus' aggregates division has recently implemented a strategy to consolidate its quarry network in the vicinity of Helsinki. In August, in the first phase of this strategy, Lohja Rudus purchased the equity of Jersanmaki providing access to circa 1.1 million tonnes of owned, high-quality aggregate reserves.

Poland

In November, Grupa Ozarow extended its presence in the aerated concrete sector in Poland through the acquisition of Prebet Zelislawice. Aerated concrete is the leading wall material in Poland and is a major downstream consumer of cement and lime products. The company has annual sales of PLN 9 million and is located in the province of Silesia in southwestern Poland.

Switzerland

Jura Cement has recently commenced a phased capital project to expand clinker production capacity at its Wildegg facility in the German-speaking region of Switzerland. With a target completion date of March 2006, the project will facilitate increased usage of alternative fuels yielding significant savings in operating costs.

Europe Products & Distribution : euro 109 million

The Europe Products & Distribution Division completed six deals in four of its product groups at a total cost of euro 109 million including goodwill of euro 6 million. The annual incremental sales arising from these transactions amount to euro 254 million.

Concrete Products Group

In October, the Concrete Products Group acquired the remaining 50% interest in Kellen Concrete Products giving rise to incremental annual sales of euro 12 million. Full ownership of the Kellen business strengthens CRH's market position in the Netherlands through the combination of its product portfolio with that of Struyk Verwo and also facilitates the realisation of savings through optimising capacity utilisation.

In December, the Concrete Products Group acquired Klaps, a leading manufacturer of concrete paving, sewerage and water treatment products with annual sales of euro 45 million and a total of five production locations in northern Belgium adjacent to the Dutch border. Together with synergies stemming from more efficient allocation of production across CRH's expanded plant network, the acquisition significantly strengthens the Concrete Products Group's existing businesses in Belgium creating leadership positions in many of its market sectors and providing a strong distribution channel for further penetration of the garden products segment in the Netherlands.

Insulation Group

The Insulation Group expanded its manufacturing presence in the United Kingdom in November through the acquisition of the polyurethane/polyisocyanurate (PUR/
PIR) activities of Icopal. With annual sales of euro 16 million, the deal provides additional manufacturing capacity to take advantage of anticipated growth in the UK insulation market.

Building Products Group

In July, the Building Products Group purchased Mavotrans, a supplier of metal-based construction accessories in the Netherlands with annual sales of euro 8 million. Mavotrans will be fully integrated into Plakabeton, which was acquired in April 2003 as a platform for entry into the construction accessories business in Europe. In addition to the realisation of cost savings, the deal provides clear leadership in the Dutch market and enhances Plakabeton's product portfolio both in the Netherlands and in its other operations in Belgium, France and Spain.

Distribution Group

In December, the Distribution Group purchased NCD Builders Merchants. The deal also involved the purchase of the residual 50% stake in Gamma Sneek which had originally been acquired as part of the Cementbouw transaction in October 2003. The aggregate incremental annual sales amount to euro 173 million. NCD's network of 17 stores in the Netherlands enhances market leadership and provides coverage in regions where the Distribution Group's builders merchanting division has not historically enjoyed a strong presence.

The joint venture company established by CRH (45% stake) and SAMSE (55%) has acquired the remaining 7.8% of the share capital of G. Doras, a regional builders merchant operating a total of 45 specialist and generalist builders merchanting outlets in the Burgundy and Franche Comte regions of France. As previously announced, the joint venture purchased an initial 34.7% stake in December 2003 and augmented its shareholding to 92.2% in the first half of 2004.

Americas Materials : euro 111 million

The Americas Materials Division continued its development programme through the completion of five deals at a combined cost of US$124 million (euro 100 million) yielding annual incremental sales of US$67 million. Goodwill of US$4 million (euro 3 million) arose on these transactions. The Division has also commenced a major capital project at a cost of US$14 million (euro 11 million).

New York/New Jersey Division

In July, the Materials Group completed the acquisition of Passaic Crushed Stone and Gallo Asphalt (collectively "Gallo"), an aggregates and asphalt business operating in northeastern New Jersey with annual volumes of 1.4 million tons of aggregates and 0.3 million tons of asphalt. With owned and fully permitted aggregate reserves totalling 300 million tons, Gallo's quarry at Pompton Lakes provides strong and sustainable long-term reserves for Tilcon in the New Jersey market. The transaction is an ideal fit with Tilcon's activities in New Jersey and should generate significant benefits from consolidation of existing quarries and savings in transportation and other operating costs.

In August, Callanan Industries purchased Amenia Sand & Gravel, an aggregates, asphalt and readymixed concrete producer located in southeastern New York State. The integration of Amenia into Callanan enables expansion of its market reach to the east and southeast of its existing Kingston location.

Western Division

In October, Oldcastle Materials acquired an initial position in the materials market in southern Oregon, adjacent to the border with California, through the purchase of Klamath Pacific, a producer of aggregates, asphalt and readymixed concrete. With total permitted aggregate reserves of 190 million tons located within a 40-mile radius of its headquarters in Klamath Falls, the acquisition provides a strong base from which to undertake future development activity in an attractive region.

In December, the Materials Group acquired Rohlin Construction Company, an aggregate, asphalt and paving contractor based in northwestern Iowa. Through significant geographical overlap with existing aggregate and readymixed concrete activities, the deal strengthens Oldcastle's market presence and enables the Division to pursue growth opportunities in highway construction in western Iowa.

Central Division

Following the purchase of an initial 50% interest in a joint venture with the Heritage Group in July 2001, Oldcastle Materials acquired the residual shareholding in November 2004 giving rise to full ownership of a dolomitic limestone quarry in the vicinity of Toledo in northwest Ohio with total permitted reserves exceeding 200 million tons. The buyout of the joint venture partner enables the Materials Group to benefit from the consolidation and optimisation of aggregate volumes across its network of quarries in northwest Ohio which were acquired through the S.E. Johnson transaction in May 2003.

In order to address capacity constraints at existing quarries in Pennsylvania
(PA), Oldcastle Materials has initiated a project to develop a greenfield site located near Harrisburg, PA with in excess of 200 million tons of high-quality permitted stone reserves. On completion of site development work and the installation of aggregate processing facilities in the near future, the subsequent phase will focus on erection of the asphalt and readymixed concrete plants. At a total cost of US$14 million (euro 11 million), the new quarry will enable the Materials Group to take full advantage of the promising market outlook in the surrounding area.

Americas Products & Distribution : euro 70 million

The Americas Products & Distribution Division completed a total of six acquisitions during the second half of 2004 at a combined cost of US$37 million (euro 30 million) yielding annual incremental sales of US$74 million. These deals generated goodwill of US$17 million (euro 14 million). In addition, the Architectural Products Group has undertaken four major capital projects in Arizona (AZ), Pennsylvania (PA), Maryland (MD) and Illinois (IL) at a combined cost of US$50 million (euro 40 million).

Architectural Products Group (APG)

In December, APG purchased Anchor Block of Florida, a leading manufacturer of segmental retaining walls (SRWs) and architectural masonry with two plants in eastern and southwestern Florida. With annual sales of US$12 million and an exclusive licence to produce Anchor retaining wall products in the state, the deal complements APG's existing presence in retail garden walls (through Matt Stone Company which was acquired in June 2003) and enables significant expansion of its sales to the fast-growing commercial SRW sector.

In December, APG purchased Creative Surfaces, a single-site fabricator of solid surface, granite and engineered stone countertops serving the Birmingham, Alabama market with annual sales of US$3 million. The transaction represents the first add-on to Custom Surfaces, 80% of which was acquired in March 2004. The acquisition extends Custom's regional presence from its existing base in the adjacent states of Georgia and South Carolina and enables it to pursue opportunities in the high-growth markets of the southeastern United States.

As part of its continuing national capital expenditure programme to service the fast-growing US homecenter and hardscape markets in the United States, APG has begun construction of three large pallet paver plants in Phoenix, AZ, Easton, PA and Crofton, MD. It is envisaged that commissioning of these facilities, which have a combined cost of US$38 million (euro 31 million), will take place in February, March and May 2005 respectively. Together with savings in terms of freight and other operating costs, the plants alleviate capacity constraints at APG's existing facilities in their respective regions thus streamlining logistics, enhancing operational efficiency and enabling increased market penetration.

APG has recently commenced a major project to consolidate, upgrade and relocate the grinding and glazing operations of Trenwyth Industries in South Beloit, IL to an 87-acre site in Channahon, IL and to greenfield a block machine at this location. The total cost of the project, which is scheduled for completion in mid-2005 and is the first component of a planned integrated manufacturing complex at Channahon, is US$12 million (euro 9 million). The relocation of Trenwyth's activities will remedy an existing capacity shortfall and will lead to savings in handling and transportation costs. The new block machine will enable APG to capitalise on growing demand in its homecenter and hardscape business sectors.

Precast Group

Following three separate purchases of Newbasis assets in California, Georgia and Florida in recent years, the Precast Group acquired Newbasis Central in August. With annual sales of US$18 million, Newbasis Central is a leading manufacturer of utility and drainage products in the important Texas market.

Also in August, the Precast Group's Southeast Division expanded its geographical footprint through the acquisition of Mega Cast, a manufacturer of precast concrete drainage products located near Savannah, Georgia with annual sales of US$2 million. The transaction provides a platform for the introduction of box culvert, utility and other Precast Group products into the southeastern Georgia and South Carolina markets and facilitates the further development of drainage products at the Jacksonville facility in Florida.

Glass Group

In July, the Glass Group acquired Floral Glass, a market-leading New York-based glass fabricator performing tempering, insulating, laminating and custom-fabrication activities at three strategically located manufacturing facilities in New York State, Connecticut and New Jersey. With annual sales of US$30 million, Floral significantly strengthens the Glass Group's presence in the important Tri-state market (centred on New York City and including New York, Connecticut and New Jersey) and provides substantial opportunity for realising cost reductions from best practice initiatives and purchasing scale.

Distribution Group

In August, Allied Building Products continued its strategy of increasing its presence in major metropolitan areas through the purchase of Metro Roofing Distributors, a two-branch distributor of windows, siding and roofing products in Boston, Massachusetts. With annual sales of US$9 million, the acquisition provides a good entry point into the Boston market which exhibits higher-than-average replacement activity stemming from harsh winter weather.


                                ** Ends **



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404 1000 FAX +353.1.404 1007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date: 5 January 2005

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director